UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SiTime Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39135	02-0713868
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5451 Patrick Henry Drive Santa Clara, California	95054
(Address of principal executive offices)	(Zip Code)

Vincent P. Pangrazio

Executive Vice President

Chief Legal Officer and Corporate Secretary

(408) 328-4400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2021 has been prepared by management of SiTime Corporation (the “Company,” “we,” “us,” and “our”) to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) promulgated thereunder and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this report does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products. As used in this report, the term “conflict minerals” includes columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives tantalum, tin, and tungsten.

Conflict Mineral Disclosure

We are a fabless semiconductor company and thus we are not involved in the actual mining or direct purchase of conflict minerals. We must rely on the good faith effort of our suppliers to provide information regarding the origin of conflict minerals used to manufacture products supplied to the Company. We also rely on information collected and provided by the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) obtained through their independent third-party audit programs.

We have adopted a Conflict Minerals Policy that is publicly available on our website (https://www.sitime.com/sites/default/files/pdfs/SiTime-Conflict-Minerals-Policy.pdf ) stating our commitment to eliminate the use of conflict minerals. Our policy also states our expectation that our suppliers survey their supply chains and only use sources that are verified to be compliant by RMI or the equivalent. The RMI is a global program where an independent third party evaluates a smelter’s procurement activities and determines if the smelter demonstrated that materials they processed originated from conflict-free sources. Through this industry collaborative effort, smelters are audited globally. The list of compliant smelters and refiners is posted on the RMI website (at www.responsiblemineralsinitiative.org).

A copy of this report is made available on our website at www.sitime.com, under the heading “Investors.” The website and the information accessible through it are not incorporated into this report.

Reasonable Country of Origin Inquiry

For the year ended December 31, 2021, we evaluated our products and determined that certain conflict minerals are necessary to the functionality or production of our products. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”), including taking the following steps:

•
Sending inquiries to our suppliers, referring the suppliers to instructions available on the RMI website.
•
Our suppliers provided information on a template that has been widely adopted to assist companies in their due diligence processes related to conflict minerals. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in suppliers’ products, as well as supplier due diligence.

•
Reviewing responses that we received from our suppliers and following up on inconsistent or incomplete responses and responses that are unclear.
•
Sending reminders to suppliers who did not respond and encouraging them to provide the information.

We believe our RCOI process was reasonably designed to determine (a) whether any of the conflict minerals contained in our products originated in the Covered Countries (as defined by the Rule) and (b) whether any of the conflict minerals are from recycled or scrap sources, and was performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness, or falsified information, despite our efforts to review the information.

Results

After our RCOI, we have determined that additional due diligence and effort are required to determine the country of origin of certain conflict minerals that are necessary to the functionality or production of our products or whether such conflict minerals were from recycled or scrap sources.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SITIME CORPORATION

May 26, 2022	By:	/s/ Vincent P. Pangrazio
Vincent P. Pangrazio
Executive Vice President, Chief Legal Officer and Corporate Secretary